Press Release

Celebrating 100 years

CN reports strong third-quarter financial results

Productivity gains and cost management efforts drive Company's operating ratio to 57.9%

MONTREAL, October 22, 2019 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter ended September 30, 2019.

"CN delivered strong results, despite a softening economy,” said JJ Ruest, president and chief executive officer of CN. “Our team of experienced railroaders swiftly aligned resources with the weaker demand to achieve solid efficiency gains. We remain committed to our long-term agenda of growing faster than the economy at low incremental cost, and to taking Scheduled Railroading to the next level by deploying advanced operating technology.”

Financial results highlights
Third-quarter 2019 compared to third-quarter 2018

•	Revenues increased by four per cent, or C$142 million, to C$3,830 million.

•	Diluted earnings per share (EPS) increased by eight per cent (or 11 per cent on an adjusted basis (1)) to C$1.66.

•	Operating ratio of 57.9 per cent, an improvement of 1.6 points.

•	Operating income increased by eight per cent, or C$121 million, to C$1,613 million.

•	Strong balance sheet with adjusted debt-to-adjusted-EBITDA of less than 2.0X (1).

Revised 2019 financial outlook (2)
In light of the deterioration in North American rail demand, as the economy continues to weaken, CN is now targeting to deliver 2019 adjusted diluted EPS growth in the high single-digit range this year versus last year's adjusted diluted EPS of C$5.50 (1), compared with its July 23, 2019 financial outlook which called for low double-digit growth in adjusted diluted EPS; and now assumes slightly negative volume growth in 2019 in terms of revenue ton miles (RTMs).

Third-quarter 2019 revenues, traffic volumes and expenses
Revenues for the third quarter of 2019 were C$3,830 million, an increase of C$142 million or four per cent, when compared to the same period in 2018. The increase was mainly due to freight rate increases and higher intermodal revenues.

RTMs, measuring the relative weight and distance of freight transported by CN, declined by one per cent from the year-earlier period. Freight revenue per RTM increased by six per cent over the year-earlier period, mainly driven by freight rate increases and higher intermodal revenues.

Operating expenses for the third quarter increased by one per cent to C$2,217 million, mainly driven by increased purchased services and material expense, as well as higher depreciation and amortization expense; partly offset by lower fuel costs and record fuel productivity.

CN | 2019 Quarterly Review – Third Quarter 1

Press Release

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, such as adjusted performance measures. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook (2) excludes the expected impact of certain income and expense items, as well as those items noted in the reconciliation tables provided in the attached supplementary schedule, Non-GAAP Measures. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

2019 key assumptions
CN has made a number of economic and market assumptions in preparing its 2019 outlook. The Company now assumes that North American industrial production for the year will increase in the range of 0.5 to one per cent (compared to its July 23, 2019 assumption of approximately one per cent), and continues to assume U.S. housing starts of approximately 1.25 million units and U.S. motor vehicle sales of approximately 17 million units. For the 2018/2019 crop year, the grain crops in both Canada and the United States were in line with their respective three-year averages. The Company assumes that the 2019/2020 grain crop in Canada will be in line with the three-year average and that the 2019/2020 grain crop in the United States will be below the three-year average. CN now assumes RTM volume growth in 2019 will be slightly negative compared to 2018 (compared to its July 23, 2019 assumption that total RTMs would increase in the mid single digits). CN assumes continued pricing above rail inflation. CN assumes that in 2019, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and now assumes that in 2019 the average price of crude oil (West Texas Intermediate) will be in the range of US$55 to US$60 per barrel (compared to its July 23, 2019 assumption in the range of US$60 to US$65 per barrel). In 2019, CN plans to invest approximately C$3.9 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis (MD&A) in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

2 CN | 2019 Quarterly Review – Third Quarter

Press Release

CN is a true backbone of the economy transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-7956	(514) 399-0052

CN | 2019 Quarterly Review – Third Quarter 3

Selected Railroad Statistics – unaudited

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,830	3,688	11,333	10,513
Freight revenues ($ millions)	3,618	3,463	10,790	9,947
Operating income ($ millions)	1,613	1,492	4,375	4,041
Adjusted operating income ($ millions) (2)	1,613	1,492	4,459	4,041
Net income ($ millions)	1,195	1,134	3,343	3,185
Adjusted net income ($ millions) (2)	1,195	1,102	3,293	2,963
Diluted earnings per share ($)	1.66	1.54	4.62	4.31
Adjusted diluted earnings per share ($) (2)	1.66	1.50	4.56	4.01
Free cash flow ($ millions) (2)	700	585	1,499	1,881
Gross property additions ($ millions)	961	1,002	3,061	2,267
Share repurchases ($ millions)	394	521	1,271	1,537
Dividends per share ($)	0.5375	0.4550	1.6125	1.3650
Financial position (1)
Total assets ($ millions)	44,096	40,209	44,096	40,209
Total liabilities ($ millions)	25,596	22,603	25,596	22,603
Shareholders' equity ($ millions)	18,500	17,606	18,500	17,606
Financial ratio
Operating ratio (%)	57.9	59.5	61.4	61.6
Adjusted operating ratio (%) (2)	57.9	59.5	60.7	61.6
Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	124,410	123,042	367,875	359,622
Revenue ton miles (RTMs) (millions)	60,849	61,642	184,245	181,848
Carloads (thousands)	1,531	1,525	4,487	4,439
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500
Employees (end of period)	27,290	26,143	27,290	26,143
Employees (average for the period)	27,269	25,905	26,803	25,216
Key operating measures
Freight revenue per RTM (cents)	5.95	5.62	5.86	5.47
Freight revenue per carload ($)	2,363	2,271	2,405	2,241
GTMs per average number of employees (thousands)	4,562	4,750	13,725	14,262
Operating expenses per GTM (cents)	1.78	1.78	1.89	1.80
Labor and fringe benefits expense per GTM (cents)	0.56	0.57	0.59	0.58
Diesel fuel consumed (US gallons in millions)	110.1	113.4	342.5	339.9
Average fuel price ($/US gallon)	3.05	3.42	3.13	3.32
GTMs per US gallon of fuel consumed	1,130	1,085	1,074	1,058
Car velocity (car miles per day)	209	195	198	183
Through dwell (hours)	7.7	7.8	7.9	8.6
Through network train speed (miles per hour)	18.7	17.9	18.2	17.8
Locomotive utilization (trailing GTMs per total horsepower)	201	207	200	207
Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	1.90	1.60	1.95	1.78
Accident rate (per million train miles)	1.75	1.90	2.08	2.18

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.

(3)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on CN's website, www.cn.ca/glossary.

(4)	Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2019 Quarterly Review – Third Quarter

Supplementary Information – unaudited

	Three months ended September 30				Nine months ended September 30
	2019	2018	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2019	2018	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	788	665	18%	18%	2,298	1,845	25%	22%
Metals and minerals	425	457	(7%)	(8%)	1,286	1,292	—%	(3%)
Forest products	450	508	(11%)	(12%)	1,393	1,420	(2%)	(4%)
Coal	168	169	(1%)	(1%)	508	486	5%	3%
Grain and fertilizers	552	568	(3%)	(3%)	1,770	1,698	4%	3%
Intermodal	1,018	897	13%	13%	2,860	2,574	11%	10%
Automotive	217	199	9%	9%	675	632	7%	4%
Total freight revenues	3,618	3,463	4%	4%	10,790	9,947	8%	6%
Other revenues	212	225	(6%)	(6%)	543	566	(4%)	(6%)
Total revenues	3,830	3,688	4%	3%	11,333	10,513	8%	6%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	14,042	12,437	13%	13%	41,148	34,609	19%	19%
Metals and minerals	6,458	7,442	(13%)	(13%)	19,860	21,924	(9%)	(9%)
Forest products	6,813	7,920	(14%)	(14%)	20,902	22,803	(8%)	(8%)
Coal	4,563	4,474	2%	2%	13,556	12,916	5%	5%
Grain and fertilizers	12,722	13,481	(6%)	(6%)	41,634	41,671	—%	—%
Intermodal	15,294	14,982	2%	2%	44,176	44,883	(2%)	(2%)
Automotive	957	906	6%	6%	2,969	3,042	(2%)	(2%)
Total RTMs	60,849	61,642	(1%)	(1%)	184,245	181,848	1%	1%
Freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	5.61	5.35	5%	4%	5.58	5.33	5%	2%
Metals and minerals	6.58	6.14	7%	6%	6.48	5.89	10%	7%
Forest products	6.61	6.41	3%	2%	6.66	6.23	7%	4%
Coal	3.68	3.78	(3%)	(3%)	3.75	3.76	—%	(2%)
Grain and fertilizers	4.34	4.21	3%	3%	4.25	4.07	4%	3%
Intermodal	6.66	5.99	11%	11%	6.47	5.73	13%	12%
Automotive	22.68	21.96	3%	3%	22.73	20.78	9%	7%
Total freight revenue / RTM	5.95	5.62	6%	5%	5.86	5.47	7%	5%
Carloads (thousands) (3)
Petroleum and chemicals	177	161	10%	10%	519	469	11%	11%
Metals and minerals	270	268	1%	1%	774	775	—%	—%
Forest products	93	108	(14%)	(14%)	289	317	(9%)	(9%)
Coal	86	86	—%	—%	256	252	2%	2%
Grain and fertilizers	145	156	(7%)	(7%)	461	463	—%	—%
Intermodal	693	685	1%	1%	1,980	1,966	1%	1%
Automotive	67	61	10%	10%	208	197	6%	6%
Total carloads	1,531	1,525	—%	—%	4,487	4,439	1%	1%
Freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,452	4,130	8%	7%	4,428	3,934	13%	10%
Metals and minerals	1,574	1,705	(8%)	(8%)	1,661	1,667	—%	(3%)
Forest products	4,839	4,704	3%	2%	4,820	4,479	8%	5%
Coal	1,953	1,965	(1%)	(1%)	1,984	1,929	3%	1%
Grain and fertilizers	3,807	3,641	5%	4%	3,839	3,667	5%	3%
Intermodal	1,469	1,309	12%	12%	1,444	1,309	10%	9%
Automotive	3,239	3,262	(1%)	(1%)	3,245	3,208	1%	(1%)
Total freight revenue / carload	2,363	2,271	4%	3%	2,405	2,241	7%	5%

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

(2)	Amounts expressed in Canadian dollars.

(3)	Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

CN | 2019 Quarterly Review – Third Quarter 5

Non-GAAP Measures – unaudited

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the nine months ended September 30, 2019, the Company's adjusted net income was $3,293 million, or $4.56 per diluted share, which excludes a deferred income tax recovery of $112 million ($0.15 per diluted share) in the second quarter, resulting from the enactment of a lower provincial corporate income tax rate, and a depreciation and amortization expense of $84 million, or $62 million after-tax ($0.09 per diluted share) in the first quarter, related to costs previously capitalized for a Positive Train Control (PTC) back office system following the deployment of a replacement system.
For the three and nine months ended September 30, 2018, the Company's adjusted net income was $1,102 million, or $1.50 per diluted share, and $2,963 million, or $4.01 per diluted share, respectively. The adjusted figures for the three months ended September 30, 2018 exclude a gain on disposal of property located in Montreal, Quebec (the "Doney and St-Francois Spurs") of $36 million, or $32 million after-tax ($0.04 per diluted share). The adjusted figures for the nine months ended September 30, 2018 also exclude a gain on transfer of the Company’s finance lease in the passenger rail facilities in downtown Montreal, Quebec, together with its interests in related railway operating agreements (the “Central Station Railway Lease”) of $184 million, or $156 million after-tax ($0.21 per diluted share) and a gain on disposal of land located in Calgary, Alberta, excluding the rail fixtures (the “Calgary Industrial Lead”), of $39 million, or $34 million after-tax ($0.05 per diluted share), both in the second quarter.
The following table provides a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2019 and 2018, to the adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2019	2018	2019	2018
Net income	$1,195	$1,134	$3,343	$3,185
Adjustments:
Depreciation and amortization	—	—	84	—
Other income	—	(36)	—	(259)
Income tax expense (recovery) (1)	—	4	(134)	37
Adjusted net income	$1,195	$1,102	$3,293	$2,963
Basic earnings per share	$1.66	$1.55	$4.63	$4.32
Impact of adjustments, per share	—	(0.04)	(0.07)	(0.30)
Adjusted basic earnings per share	$1.66	$1.51	$4.56	$4.02
Diluted earnings per share	$1.66	$1.54	$4.62	$4.31
Impact of adjustments, per share	—	(0.04)	(0.06)	(0.30)
Adjusted diluted earnings per share	$1.66	$1.50	$4.56	$4.01

(1)	The tax effect of adjustments reflects tax rates in the applicable jurisdiction and the nature of the item for tax purposes.

6 CN | 2019 Quarterly Review – Third Quarter

Non-GAAP Measures – unaudited

The following table provides a reconciliation of operating income and operating ratio, as reported for the three and nine months ended September 30, 2019 and 2018, to the adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except percentage	2019	2018	2019	2018
Operating income	$1,613	$1,492	$4,375	$4,041
Adjustment: Depreciation and amortization	—	—	84	—
Adjusted operating income	$1,613	$1,492	$4,459	$4,041
Operating ratio (1)	57.9%	59.5%	61.4%	61.6%
Impact of adjustment	—	—	(0.7)-pts	—
Adjusted operating ratio	57.9%	59.5%	60.7%	61.6%

(1)	Operating ratio is defined as operating expenses as a percentage of revenues.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.32 and $1.33 per US$1.00 for the three and nine months ended September 30, 2019, respectively, and $1.31 and $1.29 per US$1.00 for the three and nine months ended September 30, 2018, respectively.
On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2019 would have been lower by $5 million ($0.01 per diluted share) and $63 million ($0.09 per diluted share), respectively.

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three and nine months ended September 30, 2019 and 2018, to free cash flow:

	Three months ended September 30		Nine months ended September 30
In millions	2019	2018	2019	2018
Net cash provided by operating activities	$1,692	$1,564	$4,405	$4,001
Net cash used in investing activities	(992)	(979)	(3,073)	(2,120)
Net cash provided before financing activities	700	585	1,332	1,881
Adjustment: Acquisition, net of cash acquired (1)	—	—	167	—
Free cash flow	$700	$585	$1,499	$1,881

(1)	Relates to the acquisition of the TransX Group of Companies ("TransX"). See Note 3 - Business combination to CN's 2019 unaudited Interim Consolidated Financial Statements for additional information.

CN | 2019 Quarterly Review – Third Quarter 7

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2019	2018
Debt		$13,768	$11,894
Adjustments:
Operating lease liabilities, including current portion (1)		536	495
Pension plans in deficiency		476	458
Adjusted debt		$14,780	$12,847
Net income		$4,486	$5,796
Interest expense		524	484
Income tax expense (recovery)		1,278	(422)
Depreciation and amortization		1,521	1,299
EBITDA		7,809	7,157
Adjustments:
Other income		(144)	(287)
Other components of net periodic benefit income		(317)	(305)
Operating lease cost (1)		190	200
Adjusted EBITDA		$7,538	$6,765
Adjusted debt-to-adjusted EBITDA multiple (times)		1.96	1.90

(1)
The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019. The Company now includes operating lease liabilities, as defined by Topic 842, in adjusted debt and excludes operating lease cost, as defined by Topic 842, in adjusted EBITDA. Comparative balances previously referred to as present value of operating lease commitments and operating lease expense have not been adjusted and are now referred to as operating lease liabilities and operating lease cost, respectively. See Note 2 - Recent accounting pronouncements to CN's 2019 unaudited Interim Consolidated Financial Statements for additional information.

8 CN | 2019 Quarterly Review – Third Quarter